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SEC FILE NUMBER
8-65857

SEC Mail Processing
FEB 28 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northern Lights Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4221 North 203rd Street, Suite 100
(No. and Street)

Elkhorn	NE	68022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin M. Guerette	(617) 848-3936	kguerette@ultimusfundsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin M. Guerette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northern Lights Distributors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSHUA S. SLEPKOW
NOTARY PUBLIC - RHODE ISLAND
ID # 59207
MY COMMISSION EXPIRES 10/23/2022

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of
The Ultimus Group Midco, LLC)

(SEC I.D. No. 8-65857)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2021, and Report of Independent Registered Public Accounting Firm

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

TABLE OF CONTENTS

EY
Building a better working world

Ernst & Young LLP
221 East. 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and the Member of Northern Lights Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

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and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

February 25, 2022

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$	3,310,025
Accounts receivable, net of allowance for doubtful accounts of $3,015		3,294,786
Due from affiliates		271
Property and equipment, net of accumulated depreciation of $29,889		3,750
Prepaid expenses		111,676
Total Assets	$	6,720,508

LIABILITIES & MEMBER'S EQUITY

LIABILITIES:

Service fees and commissions payable	$	2,720,261
Due to affiliates		105,755
Accounts payable and accrued liabilities		101,570
Deferred revenue		23,750
Total Liabilities	$	2,951,336
MEMBER'S EQUITY	$	3,769,172
Total Liabilities and Member's Equity	$	6,720,508

See accompanying notes to the financial statements.

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Service and distributions fees from non-affiliates	$ 32,260,833
Compliance and supervision fees	1,213,917
Underwriting fees from non-affiliates	1,075,166
Supervision, advertising, distribution, and underwriting fees from affiliates	36,913
TOTAL REVENUES	34,586,829
EXPENSES	
Service fees	$ 27,351,028
Management fees	1,080,000
Commissions expense	947,107
Compliance fees	451,170
General and administrative expenses	166,784
TOTAL EXPENSES	29,996,089
NET INCOME	$ 4,590,740

See accompanying notes to the financial statements.

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE AT JANUARY 1, 2021	$	3,568,432
Net Income		4,590,740
Distributions to Parent		(4,390,000)
BALANCE AT DECEMBER 31, 2021	$	3,769,172

See accompanying notes to the financial statements.

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,590,740
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation	3,523
(Increase) decrease in assets:	
Accounts receivable, net	(682,781)
Due from affiliates	2,274
Prepaid expenses	1,378
(Decrease) increase in liabilities:	
Service fees and commissions payable	873,212
Due to affiliates	(21,417)
Accounts payable and accrued expenses	(19,087)
Deferred revenue	(97,465)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,650,377
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Parent	(4,390,000)
NET CASH USED IN FINANCING ACTIVITIES	(4,390,000)
NET INCREASE IN CASH	260,377
CASH AT BEGINNING OF THE YEAR	3,049,648
CASH AT END OF THE YEAR	$ 3,310,025

See accompanying notes to the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies including selling mutual funds to the general public. NLD's primary source of revenue is service and distribution fees from non-affiliates on mutual funds. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2021, or during the year then ended.

The Company is a wholly owned subsidiary of The Ultimus Group Midco, LLC ("Ultimus Midco" or "Parent" or "Member") which is a subsidiary of The Ultimus Group LLC ("Ultimus Group").

Basis of Accounting — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by depositing cash with major financial institutions. There are no cash equivalents held as of yearend nor is any cash restricted.

Accounts Receivable, net — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. Balances greater than 90 days are evaluated for collectability, and any reserve is recorded as bad debt within general and administrative expenses on the statement of operations. During the year ended December 31, 2021, the Company recognized bad debt expense of $14,043, charged off $11,963 of uncollectible receivables, and recorded an allowance for doubtful accounts of $3,015 at December 31, 2021.

Property and Equipment, net — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following ranges of estimated useful lives:

Computer equipment	3-7 years
Furniture and fixtures	5-7 years

Depreciation expense of $3,523 was recognized for the year ended December 31, 2021 within general and administrative expenses on the statement of operations.

Income Taxes — The Company, as a wholly owned subsidiary of Ultimus Midco, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Consequently, federal income taxes are not payable by, or provided for, the Company. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

The Company applies the provisions of Accounting Standards Codification (ASC) 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. The 2018 through 2020 tax years remain subject to examination by the Internal Revenue Service.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2021, no such interest and penalties were recognized.

Revenue Recognition —

Service and distribution fees – The Company enters into agreements with mutual funds under distribution and service agreements to distribute shares through broker-dealers who sell shares to the public. The performance obligations are satisfied over the course of the contract by executing and delivering agreements with broker-dealers and other industry professionals. The Company recognizes revenue over the life of the contract based on the monthly average of net assets. Service fees owed to selling brokers or other servicing parties are expenses in the period incurred and are recorded as service fee expenses on the statement of operations.

Underwriting fees – The Company earns revenue from the sales of securities in which it acts as an underwriter. The revenue is recognized on the trade date of the security as all performance obligations have been satisfied at the date of the trade, and control and benefit of the security has been transferred. Related clearing expenses associated with the sale of the security are also recognized on the trade date and are included in commission expense on the statement of operations.

Supervision fees – The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees. The revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled. Supervision monitoring is an ongoing process over the annual term and the resulting revenue is included in compliance and supervision fees on the statement of operations. Related fees to secure and maintain the licenses are recognized on a straight-line basis throughout the year as the performance obligations are fulfilled and are included in compliance fees on the statement of operations.

Compliance fees – The Company incurs certain expenses related to FINRA regulatory fees. The Company rebills these fees to the customers and revenue is recognized at that point in time. Related fees owed to FINRA or other vendors are recorded as expenses in the period incurred. Compliance expenses are included in compliance fees on the statement of operations.

Supervision, advertising, distribution, and underwriting fees from affiliates - The Company provided supervision and advertising services to Gemini Fund Services, LLC, Northern Lights Compliance, LLC, and Ultimus Fund Solutions, LLC ("UFS").

Segment Reporting — The Company operates as a mutual fund distributor in one business segment. The determination of one segment is based on the review of the Company's financial performance and allocation of its resources on an aggregate level by the Chief Operating Decision Maker, who is also the President of NLD.

New Accounting Pronouncements —.

The Company considers the applicability and impact of all ASU updates issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to either be not applicable to the Company, or not expected to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which removes certain exceptions related to the approach for intraperiod tax allocation, recognizing deferred tax liabilities for outside basis differences and calculating income taxes in interim periods. The guidance also reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. This guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. NLD is currently evaluating the effect this standard will have on its disclosures but does not expect the adoption of this standard to have a material effect on the NLD's financial statements or disclosures.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $3,254,396 which was $3,057,640 in excess of its required net capital of $196,756. The Company's aggregate indebtedness to net capital was 0.91 to 1. The Company intends to pay distributions to its Parent during 2022, subject to applicable regulatory requirements and approvals.

3. DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents disaggregated revenue from contracts with customers for the year ended December 31, 2021:

Service and distribution fees from non-affiliates		
Services fees	$	27,619,226
Distributions fees		4,185,613
Distributions fees 529 Plans		455,994
Total service and distribution fees from non-affiliates		32,260,833
Compliance and supervision fees		
Compliance fees		530,623
Supervision fees		683,294
Total compliance and supervision fees		1,213,917
Underwriting fees from non-affiliates		1,075,166
Services, advertising, distribution, and underwriting fees from affiliates		36,913
Total revenue from contracts with customers	$	34,586,829

4. TRANSACTIONS WITH AFFILIATES

The Company provided supervision and advertising services to Gemini Fund Services, LLC, Northern Lights Compliance, LLC, and Ultimus Fund Solutions, LLC ("UFS"). For the year ended December 31, 2021, the Company recognized $36,913 of revenue related to the supervision and advertising services, which are recorded as supervision, advertising, distribution, and underwriting fees from affiliates on the statement of operations.

UFS assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of office space leased by UFS and employees and other resources of the Parent supported the Company's operations, including certain administration, personnel, accounting, and legal services. A $90,000 monthly management fee is paid to UFS under the Cost Assumption Agreement for the use of facilities, equipment, personnel, and services based generally on direct payroll costs incurred. The total management fee equaled $1,080,000 for the year ended December 31, 2021.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $271 relates to receivables from affiliated entities for supervision, advertising, distribution and underwriting services and reimbursement of expenses paid by the Company on behalf of affiliated entities.

Due to affiliates of $105,755 relates to management fees payable to the UFS, software expenses, sales commissions, and other expenses paid by affiliated entities that the Company will reimburse.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2021.

6. RISKS AND UNCERTAINTIES

The extent to which COVID-19 impacts the Company's business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions, including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31, 2021 and through the date of this report. While there was not a material impact to the Company's financial statements as of and for the year ended December 31, 2021, the Company's future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company's financial statements in future reporting periods.

7. CONCENTRATION OF REVENUE AND ACCOUNTS RECEIVABLE

For the year ended December 31, 2021, two customers comprised 38% of the Company's revenues and 44% of accounts receivable, net.

8. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 25, 2022, the date the financial statements were issued. No subsequent events occurred through this date other than those disclosed below.

The Company distributed excess net capital of $400,000 and $400,000 to Ultimus Midco on January 24, 2022 and February 23, 2022, respectively.

******

SUPPLEMENTAL SCHEDULES

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

Computation of Net Capital

Total member's equity from Statement of Financial Condition	$ 3,769,172
Deduction for nonallowable assets:	
Receivable from customers	(399,079)
Receivable from affiliates	(271)
Prepaid expenses	(111,676)
Property and equipment, net	(3,750)
	(514,776)
Net Capital	3,254,396

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	2,951,336
Percentage of aggregate indebtedness to net capital	90.69%

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	196,756
Minimum dollar net capital requirement	25,000
Net capital requirement (greater of the two above)	196,756
Excess net capital (net capital less minimum net capital)	3,057,640
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 2,959,262

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2021 filed on January 26, 2022.

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2021

This calculation is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

Northern Lights Distributors, LLC
(A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2021

This calculation is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

EY
Building a better working world

Ernst & Young LLP
221 East 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Northern Lights Distributors, LLC

We have reviewed management's statements, included in the accompanying Northern Lights Distributors, LLC Exemption Report, in which (1) Northern Lights Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

Northern Lights Distributors, LLC
Exemption Report

Northern Lights Distributors, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, without exception.

Northern Lights Distributors, LLC

I, Kevin Guerette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Kevin Guerette
President

February 25, 2022